UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU STAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

7075 Flying Cloud Drive

Eden Prairie, Minnesota 55344

SUPERVALU STAR 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011	15

SIGNATURES	16

EXHIBIT —

Ex-23.1 Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee of SUPERVALU INC.

SUPERVALU STAR 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU STAR 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 15, 2012

SUPERVALU STAR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

(In thousands)

	2011	2010
ASSETS:
Plan’s interest in Master Trust, at fair value	$5,225,401	$5,442,023
Notes receivable from participants	193,981	196,046
Employer contribution receivable	987	1,033

Total assets	5,420,369	5,639,102

LIABILITIES — Administrative expenses payable	(433)	(412)

NET ASSETS AVAILABLE FOR BENEFITS BEFORE ADJUSTMENTS	5,419,936	5,638,690

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(27,658)	(14,883)

NET ASSETS AVAILABLE FOR BENEFITS	$5,392,278	$5,623,807

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2011

(In thousands)

ADDITIONS:
Investment income:
Plan’s interest in Master Trust net investment income	$4,304
Interest on notes receivable from participants	6,708

Net investment income	11,012

Contributions:
Employer	91,992
Participant	161,695

Total contributions	253,687

Total additions	264,699
DEDUCTIONS:
Benefits paid to participants	(490,494)
Administrative expenses	(5,734)

Total deductions	(496,228)

NET DECREASE	(231,529)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	5,623,807

End of period	$5,392,278

See accompanying notes to the financial statements.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

1.	Description of Plan

The following description of the SUPERVALU STAR 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for eligible full time and part time employees of SUPERVALU INC. (“SUPERVALU” or the “Company”). Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of 21. Employees of collectively bargained units may become eligible and participate in the Plan under alternative eligibility rules.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with administrative expenses at a fixed rate. Allocations are based on participant earnings or contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. Master Investment Trust (“Master Trust”) held by State Street Corporation, the trustee.

Contributions

Employees are automatically enrolled with a 3% employee contribution in the Plan after satisfying the eligibility rules unless the employee specifically notifies the Plan administrator that the employee chooses not to participate or chooses to participate at a different rate. Thereafter, employees must make an election in order to change their contribution percentage. The deferral percentages of participants who were automatically enrolled and have not made an election change will be automatically escalated by 1% per year until they reach 6%. The Plan allows for employee contributions to the Plan of 1% to 50% of their recognized compensation, subject to the limitations by the Internal Revenue Service (“IRS”). Participant contributions up to 6% of their recognized compensation are matched by SUPERVALU at a rate of 100% of the first 4% of compensation and an additional 50% match on the next 2% of compensation. An additional discretionary employer contribution of 0% to 3% of compensation may be made by SUPERVALU. Except in the case of death or retirement after the age of 65, the additional discretionary employer contribution is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year. Employees of collectively bargained units may have alternative matching and Company contribution arrangements.

Rollover Contributions

The Plan accepts qualifying rollover contributions made by participants from tax-qualified retirement plans. Participants may under certain conditions, contribute the distribution from another qualified retirement plan or a portion of the distribution to the Plan. The rollover contribution will be credited to a Rollover Account. Rollover contributions are permitted for any employees in eligible employment, not just employees who have qualified as participants in the Plan.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. For plan years beginning on or after January 1, 2008, all employer contributions plus earnings thereon are vested 100% after two years of employment. Employer contributions plus earnings thereon received for plan years prior to January 1, 2008, including amounts from plans merged into the Plan and credited after January 1, 2008, retain their previous vesting schedules.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50% of their account balance. Notes receivable are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the note was granted. Principal and interest are paid through payroll deductions, with the maximum term of five years, except for notes for the purchase of a primary residence which have a maximum term of 10 years. Interest on notes receivable rates range from 3.25% to 10.50% as of December 31, 2011. The notes receivable are valued based on unpaid principal balance plus accrued interest.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

Payment of Benefits

Upon termination of service for any reason or attainment of age 59  1/2, a participant may elect to receive an amount equal to the value of the participant’s vested account. Benefits under the Plan are payable in a full or partial lump sum or (after termination of employment) through installment payments and are subject to applicable income tax withholding. Participants currently employed by SUPERVALU can withdraw any after-tax contributions or rollover contributions at any time. All distributions not taken as rollovers are subject to required federal withholding. Participants who meet the Plan's rules may receive an in-service hardship distribution from the vested portion of their balances.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU common stock allocated to the participant’s account. Shares of SUPERVALU common stock for which participants do not timely return proxy or voting instruction cards shall be voted by the trustee in proportion to the results for those votes returned by participants.

Forfeited Accounts

Nonvested account balances of terminated employees are forfeited. If a terminated employee returns to SUPERVALU within 5 years, the participant’s account balance is restored and the employer contribution match is restored. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $2,713 and $2,752, respectively. Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. For the year ended December 31, 2011, employer contributions were reduced by $2,515 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis method of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Master Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) – Fair Value Measurement (“ASU 2011-04”), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of the pending adoption of ASU 2011-04 on its financial statements.

Investment Valuation and Income Recognition

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments reported at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurements, as follows:

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;

Level 3—Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liabilities.

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. If available, quoted market prices are used to value the underlying investments of the Master Trust. In instances where quoted market prices are not available, the fair values of certain underlying investments of the Master Trust are estimated primarily by independent investment brokerage firms, the trustee and insurance companies. Where applicable, as a practical expedient, the fair values of certain underlying investments of the Master Trust are at the net asset value (“NAV”) per share, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. See note 3, Plan’s Interest in Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Risks and Uncertainties

The Master Trust invests in various investment instruments. These investment instruments are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of December 31, 2011 and 2010.

Under the terms of the trust agreement, the trustee manages the investments on behalf of the Plan together with the investments that are held for other plans sponsored by SUPERVALU in the Master Trust.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was 74% and 75%, respectively. As of December 31, 2011 and 2010, fair values of investments in the Master Trust are as follows:

	2011	2010
Investments at fair value:
Common stock:
U.S. small-cap and mid-cap stock	$305,158	$360,116
U.S. large-cap stock	465,972	611,298
International stock	282,956	498,217

Total common stock	1,054,086	1,469,631

Common collective trusts – equity	2,989,711	2,843,077
Common collective trusts – fixed income	854,074	596,002
Corporate bonds	227,360	302,299
Government securities	266,861	317,173
Mortgage backed securities	134,618	113,187
Private equity	203,736	147,979
Mutual funds	373,569	314,802
Synthetic guaranteed investment contracts	925,200	1,068,822
Real estate partnerships	14,838	1,533
Other	79,501	90,338

Total investments at fair value	7,123,554	7,264,843

Net receivable (payable) for securities purchased	1,811	(29,503)

Net assets at fair value	7,125,365	7,235,340
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,671)	(14,888)

Net assets at contract value	$7,097,694	$7,220,452

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

Investment income for the Master Trust for the year ended December 31, 2011 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock:
U.S. small-cap and mid-cap stock	$(27,116)
U.S. large-cap stock	(13,048)
International stock	(39,873)

Total common stock	(80,037)

Common collective trusts – equity	(43,175)
Common collective trusts – fixed income	39,627
Corporate bonds	(7,362)
Government securities	39,642
Mortgage backed securities	(1,915)
Private equity	25,528
Mutual funds	12,115
Synthetic guaranteed investment contracts	—
Real estate partnerships	(820)
Other	(13,350)

Total net depreciation in fair value of investments	(29,747)
Dividends	41,762
Interest	44,453

Net investment income	$56,468

Synthetic Guaranteed Investment Contracts

The Master Trust contains direct investments in synthetic guaranteed investment contracts (“SGICs”) (the “Stable Value Fund”) managed by Ameriprise Trust Company (“Ameriprise”) and Fidelity Investments with Ameriprise acting as the global wrap manager, which are presented at fair value at December 31, 2011 and 2010, as shown on the previous page. In determining the Net Assets Available for Benefits at December 31, 2011 and 2010, the Stable Value Fund is recorded at its contract value of $1,041,095 and $1,053,934, respectively, which is equal to principal balance plus accrued interest. Investment contracts such as those comprising the Stable Value Fund are generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Contract value, as reported to the Plan by State Street Bank, represents contributions made under the contract, less losses and participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate for the years ending December 31, 2011 and 2010, was 2.00% and 2.17%, respectively. The average yield at December 31, 2011 and 2010 was 2.29% and 2.46%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

The Stable Value Fund does not permit the wrap providers to terminate the agreement except under certain circumstances per the terms of the agreement. The wrap providers and the Plan may terminate the agreement upon 30 days notice. The SGICs within the Stable Value Fund are placed with financial institutions whose Standard & Poor’s credit rating is A or higher.

Fair Value Measurements

The following is a description of the valuation methodologies used for investments measured at fair value in the Master Trust:

Common stock— Valued at the closing price reported in the active market in which the individual securities are traded.

Common collective trusts—Valued at NAV, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. The NAV unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded.

Corporate bonds— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Government securities— Certain government securities are valued at the closing price reported in the active market in which the security is traded. Other government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Mortgage backed securities— Valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the fair value is based upon an industry valuation model, which maximizes observable inputs.

Private equity and Real estate partnerships— Valued using the most recent general partner statement of fair value, updated for any subsequent partnership interests’ cash flows or expected changes in fair value.

Mutual funds— Mutual funds are valued at the closing price reported in the active market in which the individual securities are traded.

Synthetic guaranteed investment contract— Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Other— Valued under an approach that maximizes observable inputs, such as gathering consensus data from the market participant’s best estimate of mid-market for actual trades or positions held.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The Master Trust has $218,574 of investments in Level 3 alternative investment funds which are reported at NAV. The Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. However, changes in market conditions and the economic environment may significantly impact the net asset value of the funds. Of the alternative investments reported at net asset value, $109,046 is redeemable on a quarterly basis, with 90 days advance notice, at net asset value under the original terms of the funds agreements. Of the alternative investments reported at net asset value, $109,528 is invested in funds that do not provide for liquidity in the form of discretionary withdrawals. Unfunded commitments for future investments in these funds totaled $145,192 at December 31, 2011.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at amounts other than the reported net asset value. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require an amount other than the reported net asset value, and the difference could be significant.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stock:
U.S. small-cap and mid-cap stock	$305,158	$—	$—	$305,158
U.S. large-cap stock	465,972	—	—	465,972
International stock	282,956	—	—	282,956

Total common stock	1,054,086	—	—	1,054,086

Common collective trusts – equity	—	2,989,711	—	2,989,711
Common collective trusts – fixed income	—	854,074	—	854,074
Corporate bonds	—	227,360	—	227,360
Government securities	130,940	135,921	—	266,861
Mortgage backed securities	—	134,618	—	134,618
Private equity	—	—	203,736	203,736
Mutual funds	163,672	209,897	—	373,569
Synthetic guaranteed investment contracts	—	925,200	—	925,200
Real estate partnerships	—	—	14,838	14,838
Other	—	81,312	—	81,312

Total net assets at fair value	$1,348,698	$5,558,093	$218,574	$7,125,365

The following sets forth by classification within the fair value hierarchy the Master Trust investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common stock:
U.S. small-cap and mid-cap stock	$360,116	$—	$—	$360,116
U.S. large-cap stock	611,298	—	—	611,298
International stock	496,337	1,880	—	498,217

Total common stock	1,467,751	1,880	—	1,469,631

Common collective trusts – equity	—	2,843,077	—	2,843,077
Common collective trusts – fixed income	—	596,002	—	596,002
Corporate bonds	—	302,299	—	302,299
Government securities	112,697	204,476	—	317,173
Mortgage backed securities	—	113,187	—	113,187
Private equity	—	—	147,979	147,979
Mutual funds	187,331	127,471	—	314,802
Synthetic guaranteed investment contracts	—	1,068,822	—	1,068,822
Real estate partnerships	—	—	1,533	1,533
Other	—	60,835	—	60,835

Total net assets at fair value	$1,767,779	$5,318,049	$149,512	$7,235,340

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

The following is a summary of changes in the fair value for the Master Trust Level 3 investments for the year ended December 31, 2011:

	Real Estate Partnerships	Private Equity
Beginning balance	$1,533	$147,979
Realized gains	—	130
Unrealized gains (losses) related to investments still held at reporting date	(820)	25,397
Purchases	14,125	37,468
Sales	—	(7,238)

Ending balance	$14,838	$203,736

The following is a summary of changes in the fair value for the Master Trust Level 3 investments for the year ended December 31, 2010:

	Real Estate Partnerships	Private Equity
Beginning balance	$—	$31,723
Realized gains	—	(2)
Unrealized gains relating to investments still held at reporting date	—	22,167
Purchases, sales, issuances and settlements (net)	1,533	94,091

Ending balance	$1,533	$147,979

Derivative Instruments

The Master Trust holds a variety of investments, including certain derivative instruments. Investment managers are generally permitted to use derivative instruments including swaps, options, futures, and forward contracts to manage portfolio risks (e.g., interest rate and credit risks and foreign currency exposures). Derivatives may also be used to enhance portfolio returns and to mimic the investment performance of broad market benchmarks. Investment managers are prohibited from using derivative securities that leverage the portfolio.

The Master Trust holds To-Be-Announced (“TBA”) government agency mortgage forward contracts that require the Master Trust to take delivery of a government agency mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Master Trust’s TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value with the changes in fair value reported in net unrealized gains and losses. These securities are classified as ‘Other’ investments within the fair value hierarchy tables presented above.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2011:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total
Asset-value Derivatives:

Swaps	$4,478	$—	$891	$1,247	$—	$6,616
Forward Contracts	—	1,602	—	—	—	1,602
Other	599	—	—	—	249	848

	$5,077	$1,602	$891	$1,247	$249	$9,066

Liability-value Derivatives:

Swaps	$(111)	$—	$(666)	$—	$—	$(777)
Forward Contracts	—	(2,285)	—	—	(4,328)	(6,613)
Other	(606)	—	—	—	(281)	(887)

	$(717)	$(2,285)	$(666)	$—	$(4,609)	$(8,277)

The following is a summary of the fair value of the derivative instruments for the Master Trust categorized by risk exposure at December 31, 2010:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total
Asset-value Derivatives:

Swaps	$3,015	$—	$576	$7,976	$—	$11,567
Forward Contracts	—	6,085	—	—	—	6,085
Other	276	—	—	—	101	377

	$3,291	$6,085	$576	$7,976	$101	$18,029

Liability-value Derivatives:

Swaps	$(401)	$—	$(284)	$—	$—	$(685)
Forward Contracts	—	(3,730)	—	—	(22,895)	(26,625)
Other	(457)	—	—	—	(309)	(766)

	$(858)	$(3,730)	$(284)	$—	$(23,204)	$(28,076)

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

The following is a summary of the net change in appreciation (depreciation) in fair value of the derivative instruments for the Master Trust categorized by risk exposure for the year ended December 31, 2011:

	Interest Rate Contracts	Foreign Exchange Contracts	Credit Contracts	Equity Contracts	Other Contracts	Total
Swaps	$(20,190)	$—	$(134)	$1,674	$—	$(18,650)
Forward Contracts	—	(4,653)	—	—	1,591	(3,062)
Other	6,233	—	—	(85)	(751)	5,397

	$(13,957)	$(4,653)	$(134)	$1,589	$840	$(16,315)

4. Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants not fully vested in the Plan, would become 100% vested; inactive participants continuing to hold assets with the Plan, and who have been employed by the Company at any time during the five years preceding the Plan termination, would become 100% vested. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

5. Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended and restated since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Related-Party Transactions

Transactions in shares of SUPERVALU Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2011, the Plan made purchases of approximately $6,338 and sales of approximately $3,747 of SUPERVALU Inc. common stock. The Plan recorded dividend income from SUPERVALU Inc. stock in the amount of $1,573. In general, shares of SUPERVALU Inc. stock represent less than 1% of Plan assets.

Certain Plan investments are money market funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The above transactions are exempt party-in-interest transactions.

SUPERVALU STAR 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010 and For the Year Ended December 31, 2011

(In thousands)

7. Company Stock Fund

Subsequent to December 31, 2011, Evercore Trust Company, N.A. (“Evercore”) has been appointed as a named independent fiduciary and investment manager for the Company Stock Fund in the Plan. Evercore will have the responsibility solely for deciding whether the Company Stock Fund should remain as an investment fund under the Plan. Evercore has the authority to restrict investment in the Company Stock Fund, or to sell or otherwise dispose of all or any portion of the SUPERVALU Inc. common stock held in the Company Stock Fund. In the event that Evercore directs the sale or other disposition of all or any part of the SUPERVALU Inc. common stock held in the Company Stock Fund, Evercore would designate an alternate investment fund under the Plan for the temporary investment of any proceeds.

8. Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$5,392,278	$5,623,807
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,658	14,883

Net assets available for benefits per Form 5500	$5,419,936	$5,638,690

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits	$(231,529)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,775

Net decrease in net assets available for benefits per the Form 5500	$(218,754)

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

SUPERVALU STAR 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(In thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
* Notes receivable from participants	35,162 Notes receivable from participants (maturing 2012 to 2021) at interest rates of 3.25% to 10.50%	*	*	$193,981

*	Party—in—interest
**	Cost of asset information is not required and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the SUPERVALU STAR 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU STAR 401(k) Plan

DATE: June 15, 2012	By:	SUPERVALU INC., the Plan administrator

		By:	/s/ Keith E. Kravcik
Keith E. Kravcik Group Vice President, Controller